                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

     [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

     For the fiscal year ended December 30, 2000

                                       or

     [ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

     For the transition period from                      to
                                    --------------------    --------------------

     Commission file number 1-15827


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                             Visteon Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                               Visteon Corporation
                              5500 Auto Club Drive
                            Dearborn, Michigan 48126


                              REQUIRED INFORMATION

FINANCIAL STATEMENTS AND SCHEDULES (UNAUDITED INITIAL SHORT PLAN YEAR).

     Schedule H, Part I - Statement of Net Assets Available for Benefits, as of December 31, 2000.

     Schedule H, Part II - Statement of Changes in Net Assets Available for Benefits, as of December 31, 2000.

     Schedule of Assets Held for Investment Purposes as of December 31, 2000.

     Reportable Transactions for the Year Ended December 30, 2000.



                                     11K-1

                                   SIGNATURES

         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         VISTEON INVESTMENT PLAN


Date June 28, 2001                       By   /s/ Robert H. Marcin
    -----------------------                 ------------------------------------
                                              Robert H. Marcin
                                              Chairman, Visteon Investment Plan
                                              Administrative Committee




                                     11K-2

-----
|
|                                                                                                             |
                                                                                                              |
                                                                                                              ----------------------
                                                                                                              |  Official Use Only
            SCHEDULE H              |                         FINANCIAL INFORMATION
            (FORM 5500)             |                                                                         |  OMB NO. 1210-0110
     Department of the Treasury     |                                                                         |---------------------
      Internal Revenue Service      |This schedule is required to be filed under Section 104 of the Employee  |
            -----------             |Retirement Income Security Act of 1974 (ERISA) and Section 6058(a) of the|        2000
        Department of Labor         |                   Internal Revenue Code (the Code).                     |
    Pension and Welfare Benefits    |                                                                         |---------------------
          Administration            |                                                                         |
           ------------             |                                                                         |THIS FORM IS OPEN TO
Pension Benefit Guaranty Corporation|                 >FILE AS AN ATTACHMENT TO FROM 5500.                    | PUBLIC INSPECTION.
-----------------------------------------------------------------------------------------------------------------------------------
For calendar year 2000 or fiscal plan year beginning July 1, 2000 and ending December 30, 2000.
-----------------------------------------------------------------------------------------------------------------------------------
A  Name of plan                                                                  |  B  Three-digit                |
   Visteon Investment Plan                                                       |     plan number   >            |         002
-----------------------------------------------------------------------------------------------------------------------------------
C  Plan sponsor's name as shown on line 2a of Form 5500                          |  D  Employer Identification Number
   VISTEON CORPORATION                                                           |        38-3519512
-----------------------------------------------------------------------------------------------------------------------------------

PART I  |   ASSET AND LIABILITY STATEMENT
--------------------------------------------------------------------------------
1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. ROUND OFF AMOUNTS TO THE NEAREST DOLLAR. DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i and, except for master trust investment accounts, also do not complete lines 1d and 1e. See Instructions.

-----------------------------------------------------------------------------------------------------------------------------------
                                   ASSETS                             |       |    (a) Beginning of Year    |     (b) End of Year
                                                                      |-------|-----------------------------|----------------------
a  Total noninterest-bearing cash.................................... |   a   |                             |
                                                                      |-------|-----------------------------|----------------------
b  Receivables (less allowance for doubtful accounts):                |       |                             |
                                                                      |-------|-----------------------------|----------------------
   (1)  Employer contributions....................................... |  b(1) |                             |
                                                                      |-------|-----------------------------|----------------------
   (2)  Participant contributions.................................... |  b(2) |                             |
                                                                      |-------|-----------------------------|----------------------
   (3)  Other........................................................ |  b(3) |                             |
                                                                      |-------|-----------------------------|----------------------
c  General investments:                                               |       |                             |
                                                                      |-------|-----------------------------|----------------------
   (1)  Interest-bearing cash (incl. money market accounts and        |       |                             |
        certificates of deposit)..................................... |  c(1) |                             |             1,536,650
                                                                      |-------|-----------------------------|----------------------
   (2)  U.S. Government securities................................... |  c(2) |                             |
                                                                      |-------|-----------------------------|----------------------
   (3)  Corporate debt instruments (other than employer securities):  |       |                             |
                                                                      |-------|-----------------------------|----------------------
        (A)  Preferred............................................... |c(3)(A)|                             |
                                                                      |-------|-----------------------------|----------------------
        (B)  All other............................................... |c(3)(B)|                             |
                                                                      |-------|-----------------------------|----------------------
   (4)  Corporate stocks (other than employer securities):            |       |                             |
                                                                      |-------|-----------------------------|----------------------
        (A)  Preferred............................................... |c(4)(A)|                             |
                                                                      |-------|-----------------------------|----------------------
        (B)  Common.................................................. |c(4)(B)|                             |
                                                                      |-------|-----------------------------|----------------------
   (5)  Partnership/joint venture interests.......................... |  c(5) |                             |
                                                                      |-------|-----------------------------|----------------------
   (6)  Real estate (other than employer real property).............. |  c(6) |                             |
                                                                      |-------|-----------------------------|----------------------
   (7)  Loans (other than to participants)........................... |  c(7) |                             |
                                                                      |-------|-----------------------------|----------------------
   (8)  Participant loans............................................ |  c(8) |                             |             2,831,650
                                                                      |-------|-----------------------------|----------------------
   (9)  Value of interest in common/collective trusts................ |  c(9) |                             |            42,282,675
                                                                      |-------|-----------------------------|----------------------
  (10)  Value of interest in pooled separate accounts................ | c(10) |                             |
                                                                      |-------|-----------------------------|----------------------
  (11)  Value of interest in master trust investment accounts........ | c(11) |                             |
                                                                      |-------|-----------------------------|----------------------
  (12)  Value of interest in 103-12 investment entities.............. | c(12) |                             |
                                                                      |-------|-----------------------------|----------------------
  (13)  Value of interest in registered investment companies (e.g.,   |       |                             |
        mutual funds)................................................ | c(13) |                             |            79,098,076
                                                                      |-------|-----------------------------|----------------------
  (14)  Value of funds held in insurance co. general account          |       |                             |
        (unallocated contracts)...................................... | c(14) |                             |
                                                                      |-------|-----------------------------|----------------------
  (15)  Other........................................................ | c(15) |                             |
-----------------------------------------------------------------------------------------------------------------------------------
FOR PAPERWORK REDUCTION ACT NOTICE AND OMB CONTROL       v3.2    SCHEDULE H (FORM 5500) 2000
NUMBERS, SEE THE INSTRUCTIONS FOR FORM 5500.


|                                                                              |
|                                                                              |
-----                                                                      -----

-----                                                        |
|                                                            |
|                                                            |
   Schedule H (Form 5500) 2000                    Page 2     -----------------
   -----------------------------------------------------     Official Use Only

-----------------------------------------------------------------------------------------------------------------------------------
d  Employer-related investments:                                      |       |    (a) Beginning of Year    |     (b) End of Year
                                                                      |-------|-----------------------------|----------------------
   (1) Employer securities........................................... | d(1)  |                             |            16,335,918
                                                                      |-------|-----------------------------|----------------------
   (2) Employer real property........................................ | d(2)  |                             |
                                                                      |-------|-----------------------------|----------------------
e  Buildings and other property used in plan operation............... |   e   |                             |
                                                                      |-------|-----------------------------|----------------------
f  Total assets (add all amounts in lines 1a through 1e)............. |   f   |                             |           142,084,969
                                                                      |-------|-----------------------------|----------------------
                          LIABILITIES                                 |       |                             |
                                                                      |-------|-----------------------------|----------------------
g  Benefit claims payable............................................ |   g   |                             |
                                                                      |-------|-----------------------------|----------------------
h  Operating payables................................................ |   h   |                             |
                                                                      |-------|-----------------------------|----------------------
i  Acquisition indebtedness.......................................... |   i   |                             |
                                                                      |-------|-----------------------------|----------------------
j  Other liabilities................................................. |   j   |                             |
                                                                      |-------|-----------------------------|----------------------
k  Total liabilities (add all amounts in lines 1g through 1j)........ |   k   |                             |
                                                                      |-------|-----------------------------|----------------------
                          NET ASSETS                                  |       |                             |
                                                                      |-------|-----------------------------|----------------------
l  Net assets (subtract line 1k from line 1f)........................ |   l   |                             |           142,084,969
-----------------------------------------------------------------------------------------------------------------------------------

PART II  |  INCOME AND EXPENSE STATEMENT
--------------------------------------------------------------------------------
2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. DFEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

-----------------------------------------------------------------------------------------------------------------------------------
                                 INCOME                                      |       |       (a) Amount     |      (b) Total
                                                                             |-------|----------------------|----------------------
a  CONTRIBUTIONS:                                                            |       |                      |
                                                                             |-------|----------------------|----------------------
   (1)  Received or receivable in cash from: (A) Employers.................. |a(1)(A)|           15,692,478 |
                                                                             |-------|----------------------|----------------------
        (B)  Participants................................................... |a(1)(B)|           34,179,499 |
                                                                             |-------|----------------------|----------------------
        (C)  Others (including rollovers)................................... |a(1)(C)|            1,741,197 |
                                                                             |-------|----------------------|----------------------
   (2)  Noncash contributions............................................... |  a(2) |                      |
                                                                             |-------|----------------------|----------------------
   (3)  Total contributions. Add lines 2a(1)(A), (B), (C), and line 2a(2)... |  a(3) |                      |            51,613,174
                                                                             |-------|----------------------|----------------------
b  EARNINGS ON INVESTMENTS:                                                  |       |                      |
                                                                             |-------|----------------------|----------------------
   (1)  Interest:                                                            |       |                      |
                                                                             |-------|----------------------|----------------------
        (A)  Interest-bearing cash (including money market                   |       |                      |
             accounts and certificates of deposit).......................... |b(1)(A)|                      |
                                                                             |-------|----------------------|----------------------
        (B)  U.S. Government securities..................................... |b(1)(B)|                      |
                                                                             |-------|----------------------|----------------------
        (C)  Corporate debt instruments..................................... |b(1)(C)|                      |
                                                                             |-------|----------------------|----------------------
        (D)  Loans (other than to participants)............................. |b(1)(D)|                      |
                                                                             |-------|----------------------|----------------------
        (E)  Participant loans.............................................. |b(1)(E)|                5,167 |
                                                                             |-------|----------------------|----------------------
        (F)  Other.......................................................... |b(1)(F)|                      |
                                                                             |-------|----------------------|----------------------
        (G)  Total Interest. Add lines 2b(1)(A) through (F)................. |b(1)(G)|                      |                 5,167
                                                                             |-------|----------------------|----------------------
   (2)  Dividends:  (A)  Preferred stock.................................... |b(2)(A)|                      |
                                                                             |-------|----------------------|----------------------
        (B)  Common Stock................................................... |b(2)(B)|               43,215 |
                                                                             |-------|----------------------|----------------------
        (C)  Total dividends. Add lines 2b(2)(A) and (B).................... |b(2)(C)|                      |                43,215
                                                                             |-------|----------------------|----------------------
   (3)  Rents............................................................... |  b(3) |                      |
                                                                             |-------|----------------------|----------------------
   (4)  Net gain (loss) on sales of assets:  (A)  Aggregate proceeds........ |b(4)(A)|            1,669,815 |
                                                                             |-------|----------------------|----------------------
        (B)  Aggregate carrying amount (see instructions)................... |b(4)(B)|            1,673,838 |
                                                                             |-------|----------------------|----------------------
        (C)  Subtract line 2b(4)(B) from line 2b(4)(A) and enter result..... |b(4)(C)|                      |                (4,023)
-----------------------------------------------------------------------------------------------------------------------------------

|                                                                              |
|                                                                              |
-----                                                                      -----

-----                                                        |
|                                                            |
|                                                            |
   Schedule H (Form 5500) 2000                    Page 3     -----------------
   -----------------------------------------------------     Official Use Only

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                  |       |     (a) Amount     |     (b) Total
                                                                                  |-------|--------------------|-------------------
   (5) Unrealized appreciation (depreciation) of assets:  (A) Real estate........ |b(5)(A)|                    |
                                                                                  |-------|--------------------|-------------------
       (B) Other................................................................. |b(5)(B)|         (3,995,431)|
                                                                                  |-------|--------------------|-------------------
       (C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)... |b(5)(C)|                    |         (3,995,431)
                                                                                  |-------|--------------------|-------------------
   (6) Net investment gain (loss) from common/collective trusts.................. |  b(6) |                    |            208,271
                                                                                  |-------|--------------------|-------------------
   (7) Net investment gain (loss) from pooled separate accounts.................. |  b(7) |                    |
                                                                                  |-------|--------------------|-------------------
   (8) Net investment gain (loss) from master trust investment accounts.......... |  b(8) |                    |
                                                                                  |-------|--------------------|-------------------
   (9) Net investment gain (loss) from 103-12 investment entities................ |  b(9) |                    |           (771,384)
                                                                                  |-------|--------------------|-------------------
  (10) Net investment gain (loss) from registered investment companies            |       |                    |
       (e.g., mutual funds)...................................................... | b(10) |                    |
                                                                                  |-------|--------------------|-------------------
c  Other Income.................................................................. |   c   |                    |
                                                                                  |-------|--------------------|-------------------
d  Total Income. Add all INCOME amounts in column (b) and enter total............ |   d   |                    |         47,098,989
                                                                                  |-------|--------------------|-------------------
                                 EXPENSES                                         |       |                    |
                                                                                  |-------|--------------------|-------------------
e  Benefit payment and payments to provide benefits:                              |       |                    |
                                                                                  |-------|--------------------|-------------------
   (1) Directly to participants or beneficiaries, including direct rollovers..... |  e(1) |           105,344  |
                                                                                  |-------|--------------------|-------------------
   (2) To Insurance carriers for the provision of benefits....................... |  e(2) |                    |
                                                                                  |-------|--------------------|-------------------
   (3) Other..................................................................... |  e(3) |                    |
                                                                                  |-------|--------------------|-------------------
   (4) Total benefit payments. Add lines 2e(1) through (3)....................... |  e(4) |                    |            105,344
                                                                                  |-------|--------------------|-------------------
f  Corrective distributions (see instructions)................................... |   f   |                    |
                                                                                  |-------|--------------------|-------------------
g  Certain deemed distributions of participant loans (see Instructions).......... |   g   |                    |
                                                                                  |-------|--------------------|-------------------
h  Interest expense.............................................................. |   h   |                    |
                                                                                  |-------|--------------------|-------------------
i  Administrative expenses:  (1) Professional fees............................... |  i(1) |                    |
                                                                                  |-------|--------------------|-------------------
   (2) Contact administrator fees................................................ |  i(2) |                    |
                                                                                  |-------|--------------------|-------------------
   (3) Investment advisory and management fees................................... |  i(3) |                    |
                                                                                  |-------|--------------------|-------------------
   (4) Other..................................................................... |  i(4) |                653 |
                                                                                  |-------|--------------------|-------------------
   (5) Total administrative expenses. Add lines 2i(1) through (4)................ |  i(5) |                    |                653
                                                                                  |-------|--------------------|-------------------
j  Total expenses. Add all EXPENSE amounts in column (b) and enter total......... |   j   |                    |            105,997
                                                                                  |-------|--------------------|-------------------
                        NET INCOME AND RECONCILIATION                             |       |                    |
                                                                                  |-------|--------------------|-------------------
k  Net income (loss) (subtract line 2j from line 2d)............................. |   k   |                    |         46,992,992
                                                                                  |-------|--------------------|-------------------
l  Transfers of assets                                                            |       |                    |
                                                                                  |-------|--------------------|-------------------
   (1) To this plan.............................................................. |  l(1) |                    |         48,266,077
                                                                                  |-------|--------------------|-------------------
   (2) From this plan............................................................ |  l(2) |                    |           (134,744)
-----------------------------------------------------------------------------------------------------------------------------------

PART III  |  ACCOUNTANT'S OPINION

-----------------------------------------------------------------------------------------------------------------------------------
3    The opinion of an independent qualified public accountant for this plan is (see instructions):

  a  ATTACHED to this Form 5500 and the opinion is:   (1) [ ] Unqualified  (2) [ ] Qualified  (3) [ ] Disclaimer  (4) [ ] Adverse

  b  Not attached because:  (1) [ ] the Form 5500 is filed for a CCT, PSA or MTIA.
                            (2) [X] the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

  c  Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d)...[ ]

  d  If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm) >
====================================================================================================================================

================================================================================

                                                                                                                --------------------

     -------------------------------------------------------------------------------------------------------------------------------

     -------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------


|                                                                              |
|                                                                              |
-----                                                                      -----

2/28/2001                    VISTEON INVESTMENT PLAN                      PAGE 1



                           SUMMARY OF NET TRUST ASSETS

                       TOTAL PLAN ASSETS AS OF 12/31/2000

                                                    SHARE BALANCE                                      TOTAL
FUND NAME (CUSIP #)                                  12/31/2000                PRICE               MARKET VALUE
-------------------                                  ----------              ------------      -----------------
INTEREST INCOME FUND                                        0.000                  $1.00                    $0.00

TRP SPECTRUM GROWTH                                     9,174.533                 $15.72              $144,223.66

SCUDDER INTL FUND S                                    14,286.l58                 $50.31              $718,736.61

DOMINI SOCIAL EQUITY                                    2,086.595                 $34.57               $72,133.59

TRP SPECTRUM INCOME                                    19,814.808                 $10.77              $213,405.48

TRP NEW HORIZONS                                      109,669.621                 $23.89            $2,620,007.25

SCUDDER GLOBAL S                                        5,009.427                 $26.72              $133,851.89

TRP INTL STOCK                                         66,399.474                 $14.52              $964,120.36

SCUDDER GLOBAL DISC                                    26,462.053                 $31.23              $826,409.92

TRP INTL DISCOVERY                                     57,126.405                 $25.45            $1,453,867.01

SCUDDER INCOME S                                        6,720.865                 $12.54               $84,279.65

TRP NEW ASIA                                           74,378.764                  $6.90              $513,213.47

SCUDDER GROWTH & INC                                    9,524.389                 $24.15              $230,013.99

TRP HIGH YIELD                                         77,828.564                  $6.94              $540,130.23

SCUDDER EUROPE GRTH                                    44,143.501                 $31.05            $1,370,655.71

TRP NEW ERA                                             4,221.100                 $24.30              $102,572.73

SCUDDER JAPAN FUND S                                   46,896.216                  $9.99              $468,493.20

TRP LATIN AMERICA                                      25,291.685                  $9.56              $241,788.51

VAN LS CONSERV GRTH                                     9,831.423                 $14.70              $144,521.92

VAN LS MODERATE GRTH                                    3,622.196                 $17.24               $62,446.66

VAN LS GROWTH                                          11,805.801                 $19.59              $231,275.64

VANGUARD 500 INDEX                                     52,921.260                $121.86            $6,448,984.74

VANGUARD VALUE INDEX                                   34,058.145                 $22.87              $778,909.78

VANG GROWTH INDEX                                     168,883.663                 $30.57            $5,162,773.58

2/28/2001                   VISTEON INVESTMENT PLAN                       PAGE 2



                          SUMMARY OF NET TRUST ASSETS

                       TOTAL PLAN ASSETS AS OF 12/31/2000

                                                     SHARE BALANCE                                 TOTAL
      FUND NAME (CUSIP #)                             12/31/2000                PRICE          MARKET VALUE
      -------------------                             ----------                -----          ------------
VANGUARD EXPLORER                                        20,338.566               $60.09         $1,222,144.43

VANGUARD INTL VALUE                                       6,999.766               $26.03           $182,203.91

COMMON STOCK FUND                                       913,329.908                $8.64         $7,891,170.41

BOND FUND                                                92,532.453               $10.72           $991,947.90

VISTEON STOCK FUND                                    2,466,992.634                $7.12        $17,564,987.55

FIDELITY FUND                                            37,537.498               $32.76         $1,229,728.43

FIDELITY PURITAN                                         17,314.534               $18.83           $326,032.68

FIDELITY TREND                                            1,863.442               $56.41           $105,116.76

FIDELITY MAGELLAN                                        72,758.251              $119.30         $8,680,059.34

FIDELITY CONTRAFUND                                     144,837.163               $49.17         $7,121,643.30

FIDELITY EQUITY INC                                      21,113.858               $53.43         $1,128,113.43

FIDELITY GROWTH CO                                      150,630.634               $71.43        $10,759,546.19

FIDELITY INVST GR BD                                     49,011.231                $7.16           $350,920.41

FIDELITY GROW & INC                                      89,964.683               $42.10         $3,787,513.15

FIDELITY VALUE                                           49,356.438               $46.35         $2,287,670.90

FIDELITY GOVT INCOME                                     49,487.487                $9.87           $488,441.50

FID INDEPENDENCE FD                                     201,617.682               $22.01         $4,437,605.l8

FIDELITY OVERSEAS                                        24,601.137               $34.37           $845,541.08

FIDELITY EUROPE                                          12,080.045               $29.77           $359,622.94

FIDELITY PAC BASIN                                       20,486.835               $17.29           $354,217.38

FIDELITY REAL ESTATE                                     30,925.121               $18.50           $572,114.74

FIDELITY BALANCED                                        18,760.927               $15.19           $284,978.48

FIDELITY INTL GR&INC                                      9,718.033               $22.72           $220,793.71

FIDELITY CAP APPREC                                      30,728.604               $22.23           $683,096.87

2/28/2001                     VISTEON INVESTMENT PLAN                     PAGE 3



                          SUMMARY OF NET TRUST ASSETS

                       TOTAL PLAN ASSETS AS OF 12/31/2000

                                                      SHARE BALANCE                                   TOTAL
FUND NAME (CUSIP #)                                     12/31/2000                PRICE           MARKET VALUE
-------------------                                   -------------               -----           -------------
FIDELITY CANADA                                          12,561.814              $21.02               $264,049.33

FIDELITY UTILITIES                                       48,990.136              $16.09               $788,251.29

FID ASSET MANAGER                                        23,657.606              $16.82               $397,920.93

FIDELITY WORLDWIDE                                       16,975.769              $15.63               $265,331.27

FIDELITY STK SELECTR                                     33,379.908              $24.84               $829,156.91

FID ASSET MGR GROWTH                                     59,899.474              $15.91               $953,000.63

FID ASSET MGR INCOME                                     20,142.434              $11.73               $236,270.75

FIDELITY DIVD GROWTH                                    133,204.127              $29.96             $3,990,795.64

FIDELITY NEW MKT INC                                     45,878.295              $11.39               $522,553.78

FIDELITY GLOBAL BAL                                       2,285.798              $17.43                $39,841.46

FIDELITY SM CAP SEL                                      56,920.866              $16.23               $923,825.66

FIDELITY INTL BOND                                        1,752.933               $8.36                $14,654.52

FID MGD INC PORT II                                  34,625,641.010               $1.00            $34,625,641.01

OUTSTANDING LOAN BALANCE                                                                            $2,831,650.06
                                                                                                  ---------------
                                                        NET ASSETS 12/31/2000:                    $142,084,969.49
                                                                                                  ===============

2/28/2001                   VISTEON INVESTMENT PLAN




                      SUMMARY OF 5% REPORTABLE TRANSACTIONS
        Pursuant to Department of Labor Regulation (DOL) 2520.103-6(c)
                       For the Plan Year Ending 12/30/2000

Beginning Plan Balance      :                                              $0.00

5% of Beginning Balance (applicable for IRS Form 5500, Schedule H filers): $0.00

Schedule below is a record of all non-participant directed transactions pursuant to IRS Form 5500 instructions.

Transactions pursuant to DOL Sec. 2520.103-6(c)(l)(iii) and 2520.103-6(d):

Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities, when aggregated, involves an amount in excess of 5% for Schedule H filers of the current value of plan assets.

Description of                    Total               Total     Total               Total                Coat of          Net   % to
Asset/Transaction                  # of           Amount of      # of              Amount                 Assets     Realized    Beg
                                  Purch           Purchases     Sales            of Sales                   Sold    Gain/Loss    Bal
------------------------------------------------------------------------------------------------------------------------------------
*** NO REPORTABLE TRANSACTIONS ***



PROGRAM:  PSPB703 -01      FIDELITY PARTICIPANT RECORDKEEPING SYSTEM
RUN DATE: 02/28/2001 SUMMARY OF TRANSACTIONS FOR DAYS EXCEEDING 5 PERCENT

                                  VISTEON INVESTMENT PLAN


                           SUMMARY OF REPORTABLE TRANSACTIONS
              Pursuant to Department of Labor Regulation (DOL) 2520.103-6(c)
                           For the Plan Year Ending 12/30/2000

Beginning Plan Balance     :                                               $0.00
5% of Beginning Balance (applicable for IRS Form 5500, Schedule H filers): $0.00

Schedule below is record of all non-participant directed transactions pursuant to IRS Form 5500 instructions.

Transactions pursuant to DOL Sec. 2520.103-6(c)(l)(i) and 2520.103-6(d): A transaction within the plan year, with respect to any plan asset, involving amount in excess of 5% for Schedule H filers of the current value of plan assets.

Description of                    Date         Purchase             Sales    Expenses            Cost of        Realized        % to
Asset/Transaction                                 Price             Price    Incurred             Assets       Gain/Loss     Beg Bal
------------------------------------------------------------------------------------------------------------------------------------
*** NO REPORTABLE TRANSACTIONS ***

